SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGM BIOSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock Covering Common Stock, $0.01 par value

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Fred M. Schwarzer

Chief Executive Officer and President

325 E. Middlefield Road

Mountain View, CA 94043

(650) 965-7873

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Jennifer Knapp Christina Poulsen Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul Graffagnino Senior Vice President, Legal Affairs IGM Biosciences, Inc. 325 E. Middlefield Road Mountain View, CA 94043 (650) 965-7873

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission by IGM Biosciences, Inc., a Delaware corporation (“IGM” or the “Company”) on June 20, 2024. The Schedule TO relates to an offer by the Company to exchange certain outstanding stock options to purchase shares of the Company’s common stock, on the terms set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated June 20, 2024 (the “Offer to Exchange”), previously filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer to Exchange.

Amendments to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

Offer to Exchange – Summary Term Sheet and Questions and Answers

On page 1 of the Offer to Exchange, the sixth bullet under the heading “Summary Term Sheet and Questions and Answers—Q1. What is the offer? —Terms Used in This Offer to Exchange” is amended and restated as follows:

“•

“eligible options” refers to options to purchase shares of IGM’s common stock granted on or prior to March 1, 2023 that have a per share exercise price equal to or greater than $17.70, that remain outstanding and unexercised as of the expiration date, that have a per share exercise price greater than the closing price of our common stock on the expiration date, and that were granted under the 2018 Plan.”

On page 6 of the Offer to Exchange, the first paragraph under the heading “Summary Term Sheet and Questions and Answers—Q7. Which of my options are eligible?” is amended and restated as follows:

“A7. Your eligible options are those options to purchase shares of common stock of IGM that were granted on or prior to March 1, 2023 under the 2018 Plan, have a per share exercise price equal to or greater than $17.70, whether vested or unvested, remain outstanding and unexercised as of the expiration date, currently expected to occur on July 18, 2024, and have a per share exercise price greater than the closing price of our common stock on the expiration date, currently expected to occur on July 19, 2024. The determination of which options are eligible was made by our board of directors, with the advice of external advisors, based on a careful balancing of a number of factors.”

Offer to Exchange – 2. Number of RSUs; expiration date.

On page 99 of the Offer to Exchange, the first paragraph under the heading “Number of RSUs; expiration date” is amended and restated as follows:

“Subject to the terms and conditions of this offer, we will accept for exchange options granted on or prior to March 1, 2023 with a per share exercise price equal to or greater than $17.70, whether vested or unvested, that were granted under the 2018 Plan, are held by eligible employees, are outstanding and unexercised as of the expiration date of the offer, have a per share exercise price greater than the closing price of our common stock on the expiration date, are properly elected to be exchanged, and are not validly withdrawn before the expiration date of the offer. In order to be eligible, options must be outstanding on the expiration date of the offer. For example, if a particular option grant expires during the offering period, that option grant is not eligible for exchange.”

Offer to Exchange – 7. Conditions of the offer.

On page 110 of the Offer to Exchange, the third bullet under the heading “Conditions of the offer” is amended and restated as follows:

“• Any of the following:

•	any general suspension of trading in our securities on any national securities exchange or in an over-the-counter market in the United States,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

•	a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the date of commencement of this offer,

•

the commencement, continuation, or escalation of a war or other national or international calamity directly or indirectly involving the United States, which reasonably could be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

•	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;”

On page 111 of the Offer to Exchange, the final paragraph under the heading “Conditions of the offer” is amended and restated as follows:

“The conditions to this offer are for our benefit. In our discretion, we may assert them before the expiration date regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Any such waiver will apply to all eligible employees in a uniform and non-discretionary manner. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 7 will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

Offer to Exchange – 8. Price range of shares underlying the options.

On page 112 of the Offer to Exchange, the table under the heading “Price range of shares underlying the options” is amended and restated as follows:

	High	Low
Fiscal Year Ending December 31, 2024
Second Quarter	$12.31	$6.39
First Quarter	$17.70	$8.14
Fiscal Year Ended December 31, 2023
Fourth Quarter	$9.49	$3.81
Third Quarter	$10.96	$6.45
Second Quarter	$14.82	$8.51
First Quarter	$27.92	$13.64
Fiscal Year Ended December 31, 2022
Fourth Quarter	$28.20	$15.30
Third Quarter	$27.24	$15.25
Second Quarter	$27.08	$12.67
First Quarter	$35.98	$13.11

Offer to Exchange – 9. Source and amount of consideration; terms of RSUs.

On page 113 of the Offer to Exchange, the second paragraph under the heading “Source and amount of consideration; terms of RSUs—General terms of RSUs” is amended and restated as follows:

“The following description summarizes the material terms of the 2018 Plan. Our statements in this Offer to Exchange concerning the 2018 Plan and the RSUs are subject to, and are qualified in their entirety by reference to the 2018 Plan and the form of RSU award agreement under the 2018 Plan, which is available on the SEC website at www.sec.gov. The form of RSU award agreement under the 2018 Plan is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed. In addition, a copy of the 2018 Plan and the form of RSU award agreement are available on the SEC website at www.sec.gov. To receive a copy of the 2018 Plan and/or the form of RSU award agreement please contact:

Infinite Equity

Email: IGM@infiniteequity.com

We will promptly furnish to you copies of these documents upon request at our expense.”

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Awards for New RSUs, dated June 20, 2024.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Terms and Conditions.

(a)(1)(D)*	Form of Confirmation Email.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screenshots from Offer Website.

(a)(1)(G)*	Employee Presentation.

(a)(1)(H)*	Employee Script.

(b)	Not applicable.

(d) *	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Previously filed with the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

IGM BIOSCIENCES, INC.

/s/ Fred Schwarzer
Fred Schwarzer
Chief Executive Officer and President

Date: July 1, 2024

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for RSUs, dated June 20, 2024.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Terms and Conditions.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Employee Presentation.

(a)(1)(H)	Employee Script.

(b)	Not applicable.

(d)	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table